Exhibit 99.3

ASML Discloses Results of Annual Shareholders Meeting

VELDHOVEN, the Netherlands, March 24, 2006 - ASML Holding NV (ASML) today announced the results of its Annual General Meeting of Shareholders held on March 23, 2006.

The Annual General Meeting of Shareholders adopted ASML’s statutory financial statements for the year ended December 31, 2005 as well as its revised Remuneration Policy for the Board of Management.

In addition, the General Meeting of Shareholders approved the following items:

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2005.
•

Proposal to amend the Articles of Association of the Company regarding cancellation of the priority shares as well as in relation to a possible amendment of applicable law to extend the term for the record date.

•

The performance stock and performance stock option arrangements for the Board of Management and authorization of the Board of Management to issue the performance stock and performance stock options pursuant to these arrangements.

•	The number of stock options available for ASML employee stock option arrangements and authorization of the Board of Management to issue stock options to ASML employees pursuant to these arrangements.
•	Authorization of the Board of Management to issue 22,000 sign-on shares and 22,000 sign-on stock options to Mr. K.P. Fuchs.
•	The re-appointment of Mr. J.A. Dekker as a member of the Supervisory Board, effective March 23, 2006.
•

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company representing up to 10 percent of the issued share capital of the Company; to authorize the Board of Management to issue an additional 10 percent of the issued share capital only in connection with mergers and/or acquisitions; and to authorize the Board of Management to exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•

Proposal to extend through September 23, 2007 the existing authority of the Board of Management to repurchase up to 10 percent of the issued share capital of ASML at a price between the par value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or the NASDAQ National Market.

The following subjects were also discussed at the Annual General Meeting:

•	The Company’s business and financial situation for 2005 and ASML’s focus areas for 2006.

•

ASML’s reserves and dividend policy: due to the Company’s current growth phase, as well as the cyclical nature of its business, ASML prefers not to pay dividend to its shareholders now, but to return cash by means of a potential share buy back program, subject to whether the Company decides during 2006 to make investments in acquisitions or other activities.

•	The intended appointment of Mr. K.P. Fuchs as a member of the Board of Management effective March 23, 2006.
•	The vacancy in the Supervisory Board in 2007 due to retirement by rotation of Mr. H. Bodt.

A presentation about the 2006 Annual General Meeting is available on ASML.com

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

2